Motricity, Inc.

601 108th Avenue Northeast

Suite 800

Bellevue, WA 98004

September 26, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Maryse Mills-Apenteng, Special Counsel

Re:	Motricity, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 16, 2011 File No. 001-34781

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Motricity, Inc. (the “Company”) dated September 23, 2011 regarding the above referenced filing. The numbering below corresponds to the numbering in the Staff’s letter, and the Company’s response is preceded by the text of the comment from the Staff’s letter.

Form of Proxy

1.	Staff Comment. We note that the language of Proposals 3 and 4 on your proxy card asks shareholders to vote on whether or not to hold advisory votes. Please revise the proposals to indicate that they are, respectively, advisory votes to approve (1) the compensation of your named executive officers and (2) the frequency of votes for approval of executive compensation. Please revise language elsewhere in your proxy statement to conform with the changes on your proxy card. See Rule 14a-21(b) and the instruction to Rule 14a-21(a).

Company Response. The Company has modified the language of Proposals 3 and 4 on our proxy card and the corresponding language contained in the Company’s Preliminary Proxy Statement on Schedule 14A filed September 26, 2011 (the “Proxy Statement”) as requested by the Staff.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

September 26, 2011

In addition, the Company has included in the Proxy Statement additional disclosure from the Company’s current report on Form 8-K filed September 22, 2011 relating to a $20 million borrowing by the Company pursuant to a secured term loan and a change in the Company’s independent registered public accounting firm. Further, the Company has reflected in the Proxy Statement correction of typographical errors and certain other clarifying statements.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any further questions or comments. Please note that my fax number is (425) 957-6229

Very Truly Yours, MOTRICITY, INC.

/s/ James R. Smith, Jr.
James R. Smith, Jr. Interim Chief Executive Officer